

LION LAND BERHAD (415-D)

A Member of The Lion Group

11 December 2001


02002596

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 7 December 2001, Re : Notice of Extraordinary General Meeting for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LLB** on **07-12-2001 06:03:13 PM**
Reference No **LL-011207-7388E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out below:

ORDINARY RESOLUTION 1

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange, approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 8 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not detrimental to the minority shareholders of the Company;

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held, provided that such transactions are made on an arm's length basis and on normal commercial terms and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

ORDINARY RESOLUTION 2

LION LAND BERHAD (415-D)

....
Secretary
7 December 2001

Ratification of Recurrent Transactions

"That the recurrent transactions of a revenue or trading nature entered into by the Amsteel Mills Sdn Bhd Group with the AMB Group and LCB Group, being related parties in its ordinary course of business in the sale of steel bars, wire rods, hot briquetted iron, billets and other steel related products (which amounted to RM315 million) and purchase of scrap iron and other steel related products (which amounted to RM55 million) during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified."

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
8 December 2001

Notes:

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
- *A proxy need not be a member of the Company.*
- *The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under the common seal or signed by its attorney or by an officer on behalf of the corporation.*
- *The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

....
Secretary
7 December 2001